Artificial Intelligence Economic Development Corporation
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ -	$ -
Expenses:		
Rent	24,000	24,000
Legal and Professional fees	600	5,600
Total expenses	24,600	29,600
Net loss	$ (24,600)	$ (29,600)